UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Zix Corporation

(Name of Subject Company)

Zeta Merger Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

98974P100

(Cusip Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Executive Vice President, Chief Legal Officer and Corporate Development

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James E. Langston

Aaron J. Meyers

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$699,670,491.00	$64,859.45

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (a) the product of (x) 56,790,468 shares of common stock issued and outstanding and (y) the offer price of $8.50 per share, (b) the product of (x) 777,010 shares issuable upon the exercise of outstanding options with an exercise price less than the offer price of $8.50 per share and (y) $4.05 per share, which is the offer price of $8.50 per share less the weighted-average exercise price for such options, (c) the product of (x) 2,715,756 shares issuable pursuant to granted and outstanding restricted stock units and performance stock units and (y) the offer price of $8.50 per share, (d) the product of (x) 1,596,829 shares issuable pursuant to granted and outstanding restricted common stock and restricted performance common stock and (y) the offer price of $8.50 per share, and (f) the product of (x) 20,840,900 shares of common stock issuable pursuant to the conversion of preferred stock on December 20, 2021 and (y) the offer price of $8.50 per share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2022, effective October 1, 2021, by multiplying the transaction value by 0.00009270.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Zeta Merger Sub Inc., a Texas corporation (“Purchaser”) that is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all shares of common stock of Zix Corporation, a Texas corporation (“Zix”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $8.50 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Zix Corporation, a Texas corporation. Zix’s principal executive offices are located at 2711 North Haskell Avenue, Suite 2300, LB 36, Dallas, Texas, 75204. Zix’s telephone number at such address is (214) 370-2000.

(b) This Schedule TO relates to the issued and outstanding shares of common stock, par value $0.01 per share, of Zix. According to Zix, as of the closing of business on November 18, 2021, there were (i) 56,790,468 Shares issues and outstanding and (ii) 100,206 shares of Series A Preferred Stock issued and outstanding, which shares were convertible into 20,695,287 Shares as of November 18, 2021 and, assuming they remain outstanding as of December 20 will be convertible into 20,840,900 Shares as of such date.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser and OpenText. The information set forth in Section 9 — “Certain Information Concerning Purchaser and OpenText” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and OpenText,” “Background of the Offer; Contacts with Zix” and “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11 — “Price Range of Shares; Dividends,” “Certain Effects of the Offer and the Merger” and “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser and OpenText” and “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16 — “Background of the Offer; Contacts with Zix,” “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and OpenText,” “Background of the Offer; Contacts with Zix” and “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements,” “Conditions to the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 12 and 15 — “Certain Effects of the Offer and the Merger,” “Source and Amount of Funds” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 15 — “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 22, 2021

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Open Text Corporation on November 8, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)

(a)(5)(B)	Press Release issued by Open Text Corporation on November 22, 2021

(a)(5)(C)	Form of summary advertisement, published in The New York Times on November 22, 2021

(a)(5)(D)	Transcript of Open Text Corporation investor call on November 8, 2021 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(E)	Presentation made available by Open Text Corporation on its website to investors on November 8, 2021 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(F)	Message to Zix employees on November 8, 2021, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(G)	Tweet posted by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(H)	LinkedIn post made by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.6 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(I)	Community.webroot.com post made on November 8, 2021 (incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(J)	Message to the analyst community, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.8 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(K)	Message to certain distributors and contacts of Open Text, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.9 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(L)	Post on ChannelFutures.com, which includes quotes from an executive of Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.10 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2021, by and among Open Text Corporation and Zix Corporation. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)

(d)(2)	Joinder Agreement to the Agreement and Plan of Merger, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. and Zix Corporation (incorporated by reference to Exhibit 2 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(3)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation and certain stockholders of Zix Corporation (incorporated by reference to Exhibit 3 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(4)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. certain stockholders of Zix Corporation (incorporated by reference to Exhibit 4 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(5)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation, Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 5 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(6)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc., Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 6 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(7)	Confidentiality Agreement, dated as of August 12, 2021, by and between Open Text Corporation and Zix Corporation (incorporated by reference to Exhibit 7 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: EVP, CLO and Corporate Development

ZETA MERGER SUB INC.

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: Director and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 22, 2021

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Open Text Corporation on November 8, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)

(a)(5)(B)	Press Release issued by Open Text Corporation on November 22, 2021

(a)(5)(C)	Form of summary advertisement, published in The New York Times on November 22, 2021

(a)(5)(D)	Transcript of Open Text Corporation investor call on November 8, 2021(incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(E)	Presentation made available by Open Text Corporation on its website to investors on November 8, 2021 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(F)	Message to Zix employees on November 8, 2021, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(G)	Tweet posted by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(H)	LinkedIn post made by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.6 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(I)	Community.webroot.com post made on November 8, 2021 (incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(J)	Message to the analyst community, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.8 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(K)	Message to certain distributors and contacts of Open Text, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.9 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(a)(5)(L)	Post on ChannelFutures.com, which includes quotes from an executive of Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.10 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2021, by and among Open Text Corporation and Zix Corporation. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)

(d)(2)	Joinder Agreement to the Agreement and Plan of Merger, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. and Zix Corporation (incorporated by reference to Exhibit 2 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(3)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation and certain stockholders of Zix Corporation (incorporated by reference to Exhibit 3 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(4)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. certain stockholders of Zix Corporation (incorporated by reference to Exhibit 4 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(5)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation, Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 5 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(6)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc., Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 6 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(d)(7)	Confidentiality Agreement, dated as of August 12, 2021, by and between Open Text Corporation and Zix Corporation (incorporated by reference to Exhibit 7 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)

(g)	Not applicable

(h)	Not applicable